                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No 1)*

                       Home Security International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   437333107
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Bradley D. Cooper

                            Unit 7 33 The Esplanade

                          Balmoral, NSW 2088 Australia

                                  917-841-8635
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 12, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------                                      -------------------
 CUSIP NO. 437333107                                        Page 2 of 5 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

       Bradley D. Cooper
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,272,894

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,272,894

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,422,894
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      57.26%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN, CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                                           -------------------
                                                            Page 3 of 5 Pages
                                                           -------------------

     This Amendment No. 1 supplements and amends Brad Cooper's ("Cooper") original filing on Schedule 13D dated October 14, 1997 ("Original Filing"). This Amendment No. 1 is being filed to report that Cooper, both individually and through The Goodwill Group Pty Limited ("Goodwill"), a company owned and controlled solely by Cooper, together purchased 3,022,894 shares of common stock ("Common Stock") of Home Security International, Inc. (the "Issuer"). This Amendment No. 1 supplements and amends the Original Filing with respect to Items 1-7 as set forth below. All other items are unchanged from the Original Filing. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Filing.

Item 1. Security and Issuer.

     Item 1 of the Original Filing is hereby amended by deleting the last sentence therefrom and inserting the following sentence in its place.

     The address of the principle executive offices of the Issuer is Unit 3, 167 Prospect Highway, Seven Hills, NSW 2147 Australia.

Item 2. Identity and Background.

     The following subparagraphs of Item 2 of the Original Filing are hereby supplemented and amended to read in their entirety as stated below. Those subparagraphs of Item 2 of the Original Filing not listed below remain unchanged from the Original Filing.

       (a) Name: Bradley D. Cooper, individually and The Goodwill Group Pty Limited, a company owned and controlled solely by Mr. Cooper.

       (b) Residence or business address: Cooper's residence is Unit 7 33 The Esplanade, Balmoral NSW 2088, Australia. The business address of The Goodwill Group Pty Limited is Level 15, 77 Pacific Highway, North Sydney 2060 Australia.

       (c) Mr. Cooper is the Chairman of the Board of Directors and Chief Executive Officer of Home Security International, Inc., which is principally in the home security business. The principal address of Home Security International, Inc. is Unit 3, 167 Prospect Highway, Seven Hills, NSW 2147 Australia.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Filing is supplemented and amended by inserting the following paragraph at the end thereof:

     The Goodwill Group, purchased 292,394 shares of the Issuer for approximately $137,608 ($0.469 per share) and the total consideration for said purchase came from Cooper's unencumbered personal funds. Goodwill purchased 2,730,500 shares of the Issuer from FAI Home Security Holdings Pty Limited ("FAI") for approximately $701,738 ($0.257 per share) and the consideration for said purchase was structured as follows: Goodwill paid FAI approximately $140,347 in cash and issued to FAI a promissory note for the approximate remaining amount of $561,390. The promissory note requires that Goodwill pay to
FAI: approximately $112,278 on or before June 30, 2001; approximately $140,347 on or before December 31, 2001 and; approximately $308,765 on or before December 31, 2002. The promissory note does not bear interest unless Goodwill defaults on any of the above stated payments, at which point the promissory shall bear interest at a rate at the lesser of ten percent (10%) per annum or the higher rate then allowable by applicable law. The approximate cash payment of $140,347 by Goodwill to FAI came from a portion of a loan in the approximate amount of $531,461 from Negresco Investments Limited, a British Virgin Island company ("Negresco"), beneficially owned by Paul Brown, an affiliate and director of the Company. Although the loan document between Negresco and Goodwill has not been finalized as of the date hereof, the agreed upon terms provide that: (i) the loan shall bear interest at a rate of six percent (6%) per annum, (ii) both principal and interest under the loan shall be due in full no later than two years from the date of the loan, and (iii) the loan shall be secured by a secondary interest in the 2,730,500 shares of the Company's common stock purchased from FAI, a second mortgage on Cooper's home and a personal guaranty from Cooper.

                                                           -------------------
                                                            Page 4 of 5 Pages
                                                           -------------------

Item 4. Purpose of the Transaction.

     Item 4 of the Original Filing is hereby deleted in its entirety and is amended to read in its entirety as follows:

     Cooper's purpose in purchasing the shares of the Issuer (through Goodwill) was to gain control of the Issuer and the transaction was approved by the Issuer's Board of Directors. If Cooper believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, he may acquire Common Stock in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Cooper may determine to dispose of some or all of the Common Stock he currently owns or otherwise acquired by him, either in the open market or in privately negotiated transactions.

     Except as set forth above, the Reporting Person currently has no plans or proposals to engage in any of the activities described in items (a) through (j) of the Instructions to Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer.

     Subparagraphs (a)-(b) of Item 5 of the Original Filing is hereby supplemented and amended to read in its entirety as follows:

          As of the date hereof, Cooper has acquired beneficial ownership of 3,422,894 shares of Common Stock (Cooper's beneficial ownership now totals 57.26% of the total number of common shares outstanding). Cooper has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of 3,272,894 of such shares. Of the 3,422,894 shares of Common Stock that Cooper has beneficial ownership of: 2,730,500 shares of Common Stock were purchased on January 12, 2001 by Goodwill, a company owned and controlled solely by Cooper, for consideration in the approximate of $701,738 ($0.257 per share); 292,394 shares of Common Stock were purchased on November 6, 2000 in a private transaction between Goodwill and Adler Corporation Pty Limited, an affiliate of the Company for consideration in the approximate of $137,060 ($0.47 per share); 250,000 shares of Common Stock were purchased by Cooper prior to the Issuer's initial public offering for $10 per share, 95% of which were paid through a five-year promissory note payable to the Issuer and secured by the shares purchased and; 150,000 shares of Common Stock are issuable upon the exercise of Cooper's stock options and carry a $10 exercise price. The above stated percentage ownership calculation assumes 5,828,278 shares of the Issuer are issued and outstanding (as stated in Issuer's Quarterly Report on Form 10-Q dated November 14, 2000), assumes exercise of Cooper's options which are currently exercisable or exercisable within sixty days of the date hereof (150,000) and includes shares owned by Cooper and Goodwill. See Item 2 for information on Control Persons.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

     As part of the stock purchase agreement between Goodwill and FAI, Goodwill entered into a pledge agreement and irrevocable proxy (the "Proxy"). Should Goodwill fail to make a required payment under the terms of the promissory note (as detailed in Item 3 hereof), an event of default would occur thereby permitting FAI, in its sole discretion, to transfer to or register the 2,730,500 shares of Common Stock covered by the Proxy in its own name. Until such an event of default occurs, Goodwill controls all voting rights of the 2,730,500 shares of Common Stock covered by the Proxy. Although the loan document between Negresco and Goodwill has not been finalized as of the date hereof, the agreed upon terms provide that Negresco will have a secondary security interest to that of FAI in the 2,730,500 shares of Company common stock purchased by Cooper from FAI. Therefore, should Goodwill fully pay FAI in accordance with the terms of the promissory note (as described in Item 3), but fail to pay the principal and interest under the loan within two years from the date of the loan, then Negresco could take control of all or a portion of the 2,730,500 shares.

                                                           -------------------
                                                            Page 5 of 5 Pages
                                                           -------------------

Item 7. Material to be Filed as Exhibits.

     The following contracts are filed as exhibits hereto:

     a.  Promissory Note between Goodwill and FAI dated January 12, 2001.

     b. Pledge Agreement and Irrevocable Proxy between Goodwill and FAI dated January 12, 2001.




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2001



                                        By:/s/ Bradley D. Cooper
                                           ---------------------
                                               Bradley D. Cooper